UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MWI Veterinary Supply, Inc.

(Name of Subject Company)

MWI Veterinary Supply, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

55402X 10 5

(CUSIP Number of Class of Securities)

James F. Cleary, Jr.

President and Chief Executive Officer

3041 W. Pasadena Dr.

Boise, Idaho 83705

(208) 955-8930

With copies to:

Stephen M. Leitzell Esq.

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”).  The Schedule 14D-9 relates to the tender offer by Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 26, 2015, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of MWI (the “Shares”) at a purchase price of $190.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8.                                                ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last section under Item 8:

“Expiration of the Offer

The Offer expired at 11:59 p.m., New York City time, on February 23, 2015.  Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”) has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 10,096,484 Shares (not including 882,210 Shares tendered by notice of guaranteed delivery for which certificates have not yet been delivered) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 78.1% of the outstanding Shares on a fully-diluted basis.  Additionally, the Depositary has advised Parent and Purchaser that an additional 882,210 Shares, representing approximately 6.8% of the outstanding Shares on a fully-diluted basis, had been tendered by notice of guaranteed delivery.  The aggregate number of Shares validly tendered (excluding all Shares tendered by notice of guaranteed delivery for which certificates were not yet delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.  All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered into the Offer and not properly withdrawn prior to the Expiration Date, and payment of the Offer Price for such Shares will be made promptly to the Depositary.

As a result of its acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owned at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of MWI. At the Effective Time, in accordance with Section 251(h) of the DGCL, Purchaser was merged with and into MWI, with MWI continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares then held by MWI as treasury or held by Parent or Purchaser, all of which were canceled and ceased to exist, and (ii) Shares that are held by stockholders of MWI who were entitled to demand, and properly demanded, their appraisal rights under Section 262 of the DGCL in connection with the Merger, were converted automatically into and represent the right to receive an amount of cash equal to the Offer Price.  All Shares that were converted into the right to receive the Offer Price pursuant to the Merger will be cancelled and will cease to exist.  MWI intends to cause all Shares to be promptly delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.

On February 24, 2015, Parent issued a press release announcing the expiration and results of the Offer.  The press release is attached as Exhibit (a)(5)(x) and is incorporated herein by reference.”

ITEM 9.                                                EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
(a)(5)(x)	Press Release issued by Parent on February 24, 2015 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO-T/A filed by Parent on February 24, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule 14D-9 is true, complete and correct.

MWI VETERINARY SUPPLY, INC.

Dated: February 24, 2015	By:	/s/ Mary Patricia B. Thompson
	Name:	Mary Patricia B. Thompson
	Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

Exhibit No.	Description
(a)(5)(x)	Press Release issued by Parent on February 24, 2015 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO-T/A filed by Parent on February 24, 2015).